[redacted]

10025779

SEC COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49352

RECD S.E.C.
FEB 25 2010
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Jeffrey Matthews Financial Group, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

284 Millburn Avenue
(No. and Street)

Millburn	New Jersey	07041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Stice — 973-467-1223
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Halpert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Jeffrey Matthews Financial Group, L.L.C., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member

Title

Amy Warren

Notary Public

AMY WARREN

Notary Public of New Jersey
My Commission Expires 5/1/2010

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-49352

YEAR ENDED DECEMBER 31, 2009

AND

INDEPENDENT AUDITORS' REPORT

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

TABLE OF CONTENTS

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
The Jeffrey Matthews Financial Group, L.L.C.

We have audited the accompanying statement of financial condition of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2009, and the related statements of income, changes in members' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2009 and the results of operations, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 16, 2010

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash	$	53,339
Receivable from clearing organization		21,896
Deposit with clearing organization		100,000
Receivable from broker		18,900
Securities owned, at market value		5,459,499
Secured demand notes collateralized by marketable securities		487,500
Accrued interest receivable		80,041
Property and equipment - at cost, net		245,240
Other assets		380,642
	$	6,847,057
LIABILITIES AND MEMBERS' EQUITY		
Payable to clearing organization	$	3,900,111
Securities sold, not yet purchased, at market value		66,488
Accounts payable, accrued expenses and other liabilities		379,971
Due to members		336,412
Deferred revenue		425,000
		5,107,982
Commitments		
Liabilities subordinated to claims of general creditors		487,500
Members' equity		1,251,575
	$	6,847,057

See notes to financial statements.

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

Revenues	
Trading income	$ 5,894,003
Commissions	665,917
Syndication income	189,015
Investment income	414,492
Other	324,407
	7,487,834
Expenses	
Employee compensation and benefits	4,821,188
Interest	65,944
Clearance charges	216,721
Communications	63,322
Occupancy	310,957
Promotional costs	56,068
Quotation services	16,733
Regulatory fees	69,903
Depreciation and amortization	30,091
Other operating expenses	739,546
	6,390,473
Net income	$ 1,097,361

See notes to financial statements.

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2009

Balance, January 1, 2009	$ 1,054,214
Net income	1,097,361
Member distributions	(900,000)
Balance, December 31, 2009	$ 1,251,575

See notes to financial statements.

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities		
Net income	$	1,097,361
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		30,091
Changes in assets and liabilities		
Receivable from broker		(16,511)
Receivable from clearing organization		(19,454)
Securities owned		(3,335,213)
Accrued interest receivable		(51,567)
Other assets		(72,945)
Payable to clearing organization		3,027,055
Securities sold, not yet purchased		(7,312)
Deferred revenue		100,000
Accounts payable, accrued expenses and other liabilities		(336)
Net cash provided by operating activities		751,169
Cash flows from investing activities		
Acquisition of furniture and equipment		(233,758)
Cash flows from financing activities		
Due to members		336,412
Member distributions		(900,000)
Net cash used in financing activities		(563,588)
Net decrease in cash		(46,177)
Cash, beginning of year		99,516
Cash, end of year	$	53,339
Supplemental cash flow disclosures		
Interest paid	$	65,944

See notes to financial statements.

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2009

Balance, January 1, 2009	$	387,500
Proceeds from subordinated notes		192,500
Repayment of subordinated notes		(92,500)
Balance, December 31, 2009	$	487,500

See notes to financial statements.

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The Jeffrey Matthews Financial Group, L.L.C. (the "Company"), organized in 1996, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates sales offices in New Jersey and New York and acts as a broker and dealer of products consisting primarily of municipal bonds, corporate bonds and stocks. The Company has a finite life which will terminate upon the occurrence of a specified terminating event or December 1, 2050, whichever occurs first.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

Security transactions and related revenues and expenses are recorded on a trade date basis. All investments at December 31, 2009 are held by the Company's clearing organization.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Deferred Revenue

Amounts received as an incentive from the clearing broker are being recognized over the five year term of the agreement.

Member Equity

In accordance with the operating agreement, each member has made an initial capital contribution to the Company in varying amounts of cash. Additional capital contributions shall be required only with the written consent of the members. No interest shall be due from the Company on any capital contribution of any member. Net income and net losses in respect of each fiscal year of the Company shall be allocated to the members, on the last day of such fiscal year, in amounts proportionate with the members' interests in the Company. The members' shall have no liability or obligation for any debts, liabilities or obligations of the Company beyond the members' respective capital contribution or obligation to make a capital contribution, except as expressly required by applicable law.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization
Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Leasehold improvements are amortized using the straight-line method over estimated useful lives or the term of the lease, whichever is shorter.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes
The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. The members' allocable share of the Company's income or loss are reportable on their income tax returns.

Federal, state and local income tax returns for years prior to 2006 are no longer subject to examination by tax authorities.

Subsequent Events
These financial statements were approved by management and available for issuance on February 16, 2010. Management has evaluated subsequent events through this date.

2 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading debt and equity securities recorded at market values, as follows:

	Owned	Sold, Not Yet Purchased
Federal, state and municipal obligations	$ 5,277,750	$ 26,309
Certificates of deposits	143,956	-
Corporate obligations and stocks	37,793	40,179
	$ 5,459,499	$ 66,488

3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office equipment	$ 289,748
Furniture and fixtures	166,371
Leasehold improvements	143,906
	600,025
Less - Accumulated depreciation and amortization	354,785
	$ 245,240

4 - OTHER ASSETS

Other assets consist of the following:

Customer list net	$ 18,000
Prepaid expenses	116,475
Security deposits	30,815
Notes receivable, employees	175,367
Due from employees	39,985
	$ 380,642

5 - PAYABLE TO CLEARING ORGANIZATION

The payable to clearing organization represents loans collateralized by marketable securities at the broker call rate less 0.25% which was 1.75% at December 31, 2009.

6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under subordination agreements, from related parties, at December 31, 2009 are as follows:

Liabilities pursuant to secured demand note collateral agreements are as follows:	
Due December 31, 2011	$ 220,000
Due June 15, 2011	75,000
Due April 30, 2012	21,286
Due April 30, 2012	21,286
Due April 30, 2012	21,286
Due April 30, 2012	21,286
Due April 30, 2012	21,286
Due April 30, 2012	21,286
Due April 30, 2012	64,784
	$ 487,500

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be eligible for repayment.

7 - COMMITMENTS

The Company is obligated under non-cancelable operating leases for vehicles and equipment, as well as office facilities owned by individuals related to a member and another sales office, expiring in various years through December 2013. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes, maintenance and insurance.

7 - COMMITMENTS (Continued)

The future minimum rental payments are as follows:

Year Ending December 31,	Total	Offices	Other
2010	$ 229,589	$ 170,952	$ 58,637
2011	186,660	152,952	33,708
2012	83,285	76,476	6,809
2013	6,960	-	6,960
	$ 506,494	$ 400,380	$ 106,114

Rent expense under all operating leases was $325,624 for the year ended December 31, 2009. Included in rent expense is $200,804 paid to a related party for the year ended December 31, 2009.

8 - RELATED PARTY TRANSACTIONS

See notes 6 and 7 for related party transactions.

9 - DEFERRED COMPENSATION PLAN

The Company maintains a 401(K) deferred compensation plan which covers substantially all employees. Participants are permitted, in accordance with the provisions of section 401(K) of the Internal Revenue Code, to contribute a portion of their gross earnings into the Plan. Employer contributions are made on a discretionary basis. No employer contributions were made for the year ended December 31, 2009.

10 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2009 the Company had net capital of $751,509 which exceeded requirements by $651,509. The ratio of aggregate indebtedness to net capital was 0.95 to 1.

11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts which may require the Company to purchase or sell financial instruments at prevailing market prices.

12 - FAIR VALUE DISCLOSURES

The Company values its financial assets and liabilities in accordance with U.S. generally accepted accounting principles. Due to the nature of its operations, substantially all of the Company's assets are comprised of securities owned. Securities owned are carried at market value based on quoted market prices. Similarly, substantially all of the Company's liabilities arise from a payable to clearing organization and securities sold, but not yet purchased. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value. Securities sold, but not yet purchased, are carried at market value based on quoted market prices.

13 - RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the balance sheet.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2009

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

Computation of net capital	
Total members' equity	$ 1,251,575
Additions	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	487,500
Total capital and allowable subordinated liabilities	1,739,075
Deductions and/or charges	
Non-allowable assets	644,781
Net capital before haircuts on securities positions	1,094,294
Haircuts on securities positions	
State and municipal government obligations	318,774
Other securities	24,011
	342,785
Net capital	$ 751,509

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

SCHEDULE I (CONTINUED)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

Computation of aggregate indebtedness	
Accounts payable, accrued expenses and other liabilities includable in aggregate indebtedness	$ 715,753
Aggregate indebtedness	715,753
Computation of basic net capital requirement	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or minimum net capital requirement)	$ 100,000
Excess net capital	$ 651,509
Excess net capital at 1,000 percent	$ 679,934
Ratio: Aggregate indebtedness to net capital	0.95 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)	
Net capital, as reported in Company's Part II (Un-audited) Focus report	$ 811,930
Increases (decreases) resulting from December 31, 2009 audit adjustments, net	(60,421)
Net capital, as included in this report	$ 751,509

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

SCHEDULE II

STATEMENT REGARDING SEC RULE 15c3-3

AS OF DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
The Jeffrey Matthews Financial Group, L.L.C.

In planning and performing our audit of the financial statements of The Jeffrey Matthews Financial Group, L.L.C. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 16, 2010

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

SECURITIES INVESTOR PROTECTION CORPORATION
FORM SIPC-7T

SEC FILE NO. 8-49352

NINE MONTHS ENDED DECEMBER 31, 2009

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
The Jeffrey Matthews Financial Group, L.L.C.

In accordance with rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by The Jeffrey Matthews Financial Group, L.L.C., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Jeffrey Matthews Financial Group, L.L.C.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Jeffrey Matthews Financial Group, L.L.C.'s management is responsible for The Jeffrey Matthews Financial Group, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 16, 2010

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION
NINE MONTHS ENDED DECEMBER 31, 2009

Period Covered	Date Paid	Amount
General assessment reconciliation for the period April 1, 2009 to December 31, 2009		$ 12,095.00
Payment schedule:		
SIPC-4 assessment	01/02/09	150.00
SIPC-6	07/22/09	3,875.00
SIPC-7T	02/17/10	8,070.00
Balance due		$ --